:	UNITED STATES SECURITIES AND EXCHANGE COMMISSION Washington, D.C. 20549 FORM 12b-25 NOTIFICATION OF LATE FILING	OMB APPROVAL
OMB Number: 3235-0058 Expires: April 30, 2009 Estimated average burden hours per response . . . 2.50

SEC FILE NUMBER

CUSIP NUMBER

(Check One)	☐ Form 10-K ☐ Form 20-F ☐ Form 11-K ☒ Form 10-Q ☐ Form 10-D ☐ Form N-SAR ☐ Form N-CSR

For Period Ended: March 31, 2009

☐ Transition Report on Form 10-K
☐ Transition Report on Form 20-F
☐ Transition Report on Form 11-K
☐ Transition Report on Form 10-Q
☐ Transition Report on Form N-SAR

For the Transition Period Ended:

Read Instruction (on back page) Before Preparing Form. Please Print or Type. Nothing in this form shall be construed to imply that the Commission has verified any information contained herein.

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:

PART I — REGISTRANT INFORMATION

Energy Partners, Ltd.
Full Name of Registrant

Former Name if Applicable

201 St. Charles Avenue, Suite 3400
Address of Principal Executive Office (Street and Number)

New Orleans, Louisiana 70170
City, State and Zip Code

PART II — RULES 12b-25(b) AND (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25(b), the following should be completed. (Check box if appropriate)

☒	(a)	The reasons described in reasonable detail in Part III of this form could not be eliminated without unreasonable effort or expense.
☐	(b)	The subject annual report, semi-annual report, transition report on Form 10-K, Form 20-F, Form 11-K, Form N-SAR or Form N-CSR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report or transition report on Form 10-Q or subject distribution report on Form 10-D, or portion thereof, will be filed on or before the fifth calendar day following the prescribed due date; and
☐	(c)	The accountant’s statement or other exhibit required by Rule 12b-25(c) has been attached if applicable.

PART III — NARRATIVE

State below in reasonable detail why Forms 10-K, 20-F, 11-K, 10-Q, 10-D, N-SAR, N-CSR, or the transition report or portion thereof, could not be filed within the prescribed time period.

(Attach Extra Sheets if Needed)

As further discussed in Part IV of this Form 12b-25, Energy Partners, Ltd. (“we,” “our,” “us” or the “Company”) and certain of our domestic subsidiaries have filed voluntary petitions for reorganization (the “Chapter 11 Cases”) under Chapter 11 of the United States Bankruptcy Code in the United States Bankruptcy Court for the Southern District of Texas, Houston Division. Over the course of the past few months, we have been engaged in negotiations, and have now reached an agreement, with an ad hoc committee of our senior noteholders on the terms of a comprehensive financial restructuring that would substantially reduce our indebtedness and provide a long-term solution for our balance sheet. This diversion of resources and the filing of the Chapter 11 Cases have caused a delay in our process for completing the preparation of our financial statements and we have therefore been unable to finalize our books and records for the year ended December 31, 2008 or the quarter ended March 31, 2009 or prepare and file our Annual Report on Form 10-K for the year ended December 31, 2008. For all of these reasons, and because our efforts have been, and continue to be, focused on the proposed restructuring, we have not been able to complete our Quarterly Report on Form 10-Q for the quarter ended March 31, 2009, within the prescribed time period.

PART IV — OTHER INFORMATION

(1)	Name and telephone number of person to contact in regard to this notification.

John H. Peper	504	569-1875
(Name)	(Area Code)	(Telephone Number)

(2)	Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the investment Company Act of 1940 during the preceding 12 months or for such shorter period that the registrant was required to file such report(s) been filed? If the answer is no, identify report(s). ☐ Yes ☒ No

The Company has not filed its Annual Report on Form 10-K for the year ended December 31, 2008.

(3)	Is it anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof? ☒ Yes ☐ No

If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

Overview

On May 1, 2009, the Company and certain of its domestic subsidiaries (collectively, the “Debtors”) filed voluntary petitions (In re: Energy Partners, Ltd., et. al., Case No. 09-32957) for reorganization (the “Chapter 11 Cases”) under Chapter 11 of Title 11 of the United States Code, 11 U.S.C. §§ 101 et seq., as amended (the “Bankruptcy Code”) in the United States Bankruptcy Court for the Southern District of Texas, Houston Division (the “Bankruptcy Court”). The Debtors will continue to manage their properties and operate their businesses as “debtors-in-possession” under the jurisdiction of the Bankruptcy Court. The filing of the Chapter 11 Cases was the result of a combination of several events and circumstances.

Senior Secured Indebtedness

As previously disclosed in its Current Report on Form 8-K filed March 17, 2009, the Company had received a notice of redetermination from Bank of America, N.A., the Administrative Agent under the Company’s Credit Agreement dated as of April 23, 2007 (the “Credit Agreement”), that the Company’s borrowing base under the Credit Agreement had been lowered from $150 million to $45 million, resulting in a borrowing base deficiency in the amount of $38 million. Following the receipt of this notice, the Company considered various alternatives provided for under the Credit Agreement to repay the borrowing base deficiency and presented to the Administrative Agent the proposal of an installment repayment plan. The Administrative Agent declined to approve the Company’s proposed repayment plan, and as a result, on March 24, 2009, the Company received a notice from the Administrative Agent (the “Notice”) requiring the lump-sum payment by the Company of $38 million to the bank lenders under the Credit Agreement

(the “Lenders”) by April 3, 2009. On April 3, 2009, the Company obtained a consent from a majority of the outstanding commitments (the “Required Lenders”) under the Company’s credit agreement, extending the due date for the repayment of the borrowing base deficiency until April 14, 2009. On April 14, 2009, the Company and the Required Lenders entered into a letter agreement that further extended the due date for repayment of the borrowing base deficiency until May 1, 2009 and provided for the bank lenders’ agreement not to exercise any rights and remedies until such date with respect to all outstanding and certain anticipated defaults of the Company under the credit agreement in exchange for the Company’s compliance with specified conditions.

Minerals Management Service Order and Term Sheet

As previously disclosed in the Current Report on Form 8-K filed March 30, 2009, the Company received an order dated March 23, 2009 (the “MMS Order”) from the Minerals Management Service (the “MMS”), which is part of the United States Department of the Interior. Under the MMS Order, the MMS demanded that the Company provide to the MMS bonds or other acceptable security in the aggregate amount of $34.7 million to secure plugging and abandonment liabilities associated with all of the Company’s properties in the Gulf of Mexico, with the first installment payment of $1.2 million due no later than March 31, 2009, an additional installment payment of $1.2 million due no later than June 30, 2009 and the remaining $32.3 million due no later than July 31, 2009. The MMS Order also required the Company to immediately shut-in production from all of its wells and facilities located in South Pass Blocks 27 and 28 in the federal portion of the Company’s East Bay field, while properly maintaining these facilities and wells with essential personnel. The Company has completed the shut-in of its federal East Bay facilities. The production from these wells and properties that the Company shut-in pursuant to the MMS Order constituted less than 5% of the Company’s average daily production as of March 27, 2009. The Company has also made two installment payments of approximately $1.2 million on March 30, 2009 and on April 29, 2009 pursuant to the MMS Order.

As previously disclosed in the Current Report on Form 8-K filed May 5, 2009, the Company entered into a binding term sheet with the MMS on April 30, 2009 to establish terms for the Company to address the obligations of the Company owed to the MMS pursuant to the MMS Order. Under the terms of the term sheet, the Company and the MMS have agreed to re-affirm the terms and conditions of the previously established trust account for the benefit of the MMS under the Decommissioning Trust Agreement dated December 23, 2008 among the Company, MMS and JP Morgan Chase Bank, NA, and the Company has agreed to make monthly payments to the trust account in the amount of $1.2 million while the Chapter 11 Cases are pending and, on the Effective Date (as defined below), to make a payment to the trust account equal to $21 million minus the aggregate amount of the monthly payments made into the trust account while the Chapter 11 Cases are pending (commencing with the payment made on April 29, 2009). The $1.2 million monthly payments to the trust account remain subject to approval by the Bankruptcy Court. All remaining amounts owed to the trust account to reach the full funding amount owed to the MMS of $36.1 million (after giving credit to all prior payments made by the Company) shall be payable in equal quarterly installments of approximately $1.2 million, commencing October 31, 2009, with quarterly payments continuing until full funding has occurred. The terms of these payment arrangements will be incorporated into the Plan (as defined below), and the MMS has agreed to vote in favor of the Plan to the extent its treatment is consistent with the terms set forth in the term sheet. In addition, the MMS has granted a consensual stay of the MMS Order that will remain in place while the Chapter 11 Cases are pending. This stay, however, does not lift the requirement that the Company’s wells and facilities located in South Pass Blocks 27 and 28 remain shut-in. The terms of the term sheet with MMS contemplate that, on the Effective Date, the MMS Order will be fully rescinded, and the Company will be allowed to resume production from these wells and facilities. However, the terms of the term sheet, as incorporated into the Plan, will only supersede the MMS Order if the Bankruptcy Court confirms the Plan.

If the Company is not able to comply with the MMS Order and restore production to the shut in leases within the prescribed time period (generally, 180 days from the date production ceases), the affected leases will expire.

New York Stock Exchange Delisting

As previously disclosed in the Current Report on Form 8-K filed March 30, 2009, NYSE Regulation, Inc. provided the Company with a written notice on March 24, 2009 that trading of the Company’s common stock would be suspended prior to the New York Stock Exchange’s (the “NYSE”) opening on March 30, 2009. The notice stated that the Company is not in compliance with NYSE’s continued listing standard, which currently requires a company with common stock listed on the NYSE to maintain an average global market capitalization of not less than $15.0 million over a consecutive 30 trading-day period. The NYSE suspended trading of the Company’s common stock prior to the market opening on March 30, 2009. On April 15, 2009, the NYSE filed a Form 25 with the Securities and Exchange Commission (“SEC”) notifying the SEC of the delisting of the Company’s common stock, which became effective on April 27, 2009. The Company’s common stock is being quoted for public trading on the Pink Sheets quotations system, an over-the-counter market, under the symbol ERPLQ.PK.

Plan Support and Lock-Up Agreement

On April 30, 2009, the Company entered into a Plan Support and Lock-Up Agreement (the “Plan Support Agreement”) with the holders of more than 66 2/3% (the “Consenting Holders”) of the outstanding principal amount of the Company’s 9.75% Senior Unsecured Notes due 2014 and the Company’s Senior Floating Notes due 2013 (collectively, the “Senior Notes”). The parties to the Plan Support Agreement have agreed, following receipt of the related disclosure statement (the “Disclosure Statement”), to vote in favor of and support a proposed plan of reorganization of the Debtors under the Bankruptcy Code (the “Plan”) that is consistent in all material respects with the term sheet attached as Exhibit A to the Plan Support Agreement (the “Term Sheet”).

The material terms of the Plan as contemplated by the Term Sheet include, among other things, that:

•

the Company may, in its discretion, enter into a debtor-in-possession, multi-draw term loan facility (the “DIP Facility”) on terms and conditions reasonably acceptable to Consenting Holders holding more than 50% in aggregate principal amount of the Senior Notes held by all Consenting Holders (the “Majority Consenting Holders”);

•	upon the effectiveness of the Plan (the “Effective Date”), the Company would enter into a first lien exit working capital facility;

•

while the Chapter 11 Cases are pending, the Company would make no principal payments on its existing credit agreement, which would be treated in a manner that is mutually acceptable to the Company, the bank lenders thereunder and the Majority Consenting Holders;

•

the holders of the Senior Notes and the holders of the Company’s 8.75% Senior Notes due 2010 would receive their pro rata share of 100% of the outstanding common stock in the reorganized Company (the “Reorganized Company”) upon its emergence from bankruptcy; and

•

the current stockholders of the Company would receive warrants (the “Warrants”) exercisable for the purchase of 12.5% of the fully diluted common stock in the Reorganized Company. The Warrants issued to each current stockholder of the Company would be issued in two classes, with 50% of the Warrants expiring on the earlier to occur of 30 months after the Effective Date or the consummation of a change of control of the Reorganized Company, and the remaining 50% expiring on the earlier to occur of 54 months after the Effective Date or the consummation of a change of control of the Reorganized Company. The Warrants would be exercisable on either a cash or cashless basis, at the option of the holder, and would have an initial exercise price equal to (i) the sum of (x) $455 million and (y) the aggregate exercise price of any stock options for the Reorganized Company’s common stock outstanding as of the Effective Date, divided by (ii) the number of shares of fully diluted common stock of the Reorganized Company as of the Effective Date.

The Plan Support Agreement may be terminated under certain circumstances by the Majority Consenting Holders, including if (i) the Company fails to file the Plan or the Disclosure Statement with the Bankruptcy Court on or prior to May 15, 2009; (ii) the Bankruptcy Court does not approve the Disclosure Statement on or prior to June 30, 2009; (iii) the Bankruptcy Court does not confirm the Plan on or prior to August 15, 2009; (iv) the Company does not consummate the restructuring transactions provided for in the Plan on or prior to August 31, 2009; (v) the Company or any of its officers or directors fail to take any action required by the Plan Support Agreement in order to comply with their fiduciary obligations under applicable law or otherwise the Company files or supports a plan of reorganization that is different from the Plan or withdraws or revokes the Plan; (vi) the Company materially breaches any of its obligations or fails to satisfy in any material respect any of the terms or conditions under the Plan Support Agreement; (vii) the aggregate liabilities of the Company as of the dates specified in the Term Sheet (excluding those liabilities that would be extinguished by the Plan or otherwise do not survive the consummation of the Plan) materially exceed the amounts represented by the Company in the Term Sheet; (viii) an examiner with expanded powers relating to the Company’s business or trustee is appointed in any of the Chapter 11 Cases, any of the Chapter 11 Cases are converted to a case under Chapter 7 of the Bankruptcy Code or any of the Chapter 11 Cases are dismissed by the Bankruptcy Court; or (ix) any definitive documents executed by the Company in connection with the Chapter 11 Cases in order to implement the Plan are not consistent in all material respects with the terms set forth in the Term Sheet and otherwise are not reasonably satisfactory in all material respects to the Majority Consenting Holders. In any event, the Plan Support Agreement terminates on September 15, 2009.

The plan of reorganization is subject to confirmation by the Bankruptcy court and the approval of the impaired classes. The Company expects the Bankruptcy court to enter a ruling on the plan of reorganization prior to August 15, 2009.

Anticipated Changes in Results of Operations – Quarter Ended March 31, 2009 Compared to the Quarter Ended March 31, 2008

We anticipate significant changes in our results of operations for the quarter ended March 31, 2009, as compared to our results of operations for the quarter ended March 31, 2008. We have not yet finalized our condensed consolidated financial statements for the quarter ended March 31, 2009 or our consolidated financial statements for the year ended December 31, 2008. Our independent registered public accounting firm, KPMG LLP, has not completed its audit procedures on our consolidated financial statements for the year ended December 31, 2008, or its review procedures on our condensed consolidated financial statements for the quarter ended March 31, 2009. As a result, our preliminary financial results provided in this Form 12b-25 could change materially.

We expect our operating results for the quarter ended March 31, 2009 compared to the quarter ended March 31, 2008 to reflect both lower average selling prices for our oil and natural gas and a decline in production from our existing core oil and natural gas properties due primarily to natural reservoir declines and the impact of the hurricanes, which curtailed a significant amount of our production from September 2008 through January 2009. Our production also declined during the quarter ended March 31, 2009 compared to the quarter ended March 31, 2008 as a result of sales of certain of our producing properties in March 2008.

As of the date of this filing, we estimate that we will report a consolidated net loss for the quarter ended March 31, 2009. For the quarter ended March 31, 2008, we reported net income of $2.3 million, or $0.07 per diluted share. We estimate revenue for the quarter ended March 31, 2009 will be significantly lower than revenue of $97.5 million reported for the quarter ended March 31, 2008, due to the impacts of production declines and oil and natural gas selling price declines for the reasons addressed above. We expect general and administrative expenses (“G&A”), including legal and financial advisory fees associated with our balance sheet restructuring efforts, to increase significantly in the quarter ended March 31, 2009, compared to G&A of $9.4 million for the quarter ended March 31, 2008.

Through the quarter ended March 31, 2009, we observed deterioration in the forward pricing curve for natural gas and for oil which we use to develop fair value estimates used to assess oil and natural gas properties for impairment. We expect that this factor, among other factors, will result in impairment reviews in connection with the preparation of our financial statements for the quarter ended March 31, 2009. We reported no non-cash impairment charges for the quarter ended March 31, 2008. We expect exploration expenditures and dry hole costs for the quarter ended March 31, 2009 to decline significantly from the $23.2 million reported for the quarter ended March 31, 2008 due primarily to the decline in exploration spending in 2009 as compared to 2008.

We estimate the effective tax rate on the tax benefit related to our expected net loss for the quarter ended March 31, 2009 will be less than the statutory tax rate, and could be zero, due to the expectation that we will provide a valuation allowance against any net deferred tax assets generated during the quarter ended March 31, 2009. Our effective tax rate was approximately 37% for the quarter ended March 31, 2008.

We expect to report cash and cash equivalents of approximately $20 million as of March 31, 2009 as compared to approximately $2 million as of December 31, 2008.

As of March 31, 2009, our outstanding balance under our bank credit facility was $83 million and our total debt was $537.5 million, compared to $497.5 million of total debt at December 31, 2008, which included $43.0 million of bank credit facility borrowings. As discussed above, the borrowing base under our bank credit facility was recently reduced to $45 million, resulting in a borrowing base deficiency of $38 million. We are not able to make future borrowings under our bank credit facility.

Note: This Notification of Late Filing on Form 12b-25 may contain forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended.

Any statements included in this Form 12b-25 that address activities, events or developments that the Company “expects,” “believes,” “plans,” “projects,” “estimates” or “anticipates” will or may occur in the future are forward-looking statements. We believe these judgments are reasonable, but actual results may differ materially due to a variety of important factors. Among other items, such factors might include:

•	our inability to continue business operations during the Chapter 11 proceedings;

•	our ability to obtain court approval of our plan of reorganization and various other motions we expect to file as part of the Chapter 11 proceedings;

•	our ability to consummate our plan of reorganization as currently planned;

•	our ability to obtain financing in connection with any exit from the Chapter 11 proceedings;

•	risks associated with third party motions in the Chapter 11 proceedings, which may interfere with our reorganization as currently planned;

•	the potential adverse effects of the Chapter 11 proceedings on our liquidity and results of operations;

•	our ability to retain and motivate key executives and other necessary personnel while seeking to implement our plan of reorganization;

•	our ability to continue as a going concern;

•	discussions with our bank lender group, our noteholders, our other creditors and the Minerals Management Service;

•	changes in general economic conditions;

•	uncertainties in reserve and production estimates;

•	unanticipated recovery or production problems;

•	unanticipated results from wells being drilled or completed;

•	the effects of delays in completion of gas gathering systems, pipelines and processing facilities;

•	oil and natural gas prices and competition;

•	the impact of derivative positions;

•	production expense estimates;

•	cash flow estimates;

•	future financial performance;

•	planned capital expenditures; and

•	other matters that are discussed in our filings with the SEC.

These statements are based on current expectations and projections about future events and involve known and unknown risks, uncertainties, and other factors that may cause actual results and performance to be materially different from any future results or performance expressed or implied by these forward-looking statements. Please refer to EPL’s filings with the SEC, including its Annual Report on Form 10-K for the year ended December 31, 2007, Quarterly Report on Form 10-Q for the quarter ended September 30, 2008, Notification of Late Filing on Form 12b-25 related to EPL’s Annual Report on Form 10-K for the year ended December 31, 2008 and current reports on Form 8-K, for a discussion of these risks.

Energy Partners, Ltd.
(Name of Registrant as Specified in Charter)

has caused this notification to be signed on its behalf by the undersigned hereunto duly authorized.

/s/ John H. Peper, Executive Vice President, General
Date:	May 12, 2009	By:	Counsel and Corporate Secretary
Name and Title

INSTRUCTION: The form may be signed by an executive officer of the registrant or by any other duly authorized representative. The name and title of the person signing the form shall be typed or printed beneath the signature. If the statement is signed on behalf of the registrant by an authorized representative (other than an executive officer), evidence of the representative’s authority to sign on behalf of the registrant shall be filed with the form.

ATTENTION

Intentional misstatements or omissions of fact constitute Federal Criminal Violations (See 18 U.S.C. 1001).

GENERAL INSTRUCTIONS

1.	This form is required by Rule 12b-25 (17 CFR 240.12b-25) of the General Rules and Regulations under the Securities Exchange Act of 1934.
2.	One signed original and four conformed copies of this form and amendments thereto must be completed and filed with the Securities and Exchange Commission, Washington, D.C. 20549, in accordance with Rule 0-3 of the General Rules and Regulations under the Act. The information contained in or filed with the form will be made a matter of public record in the Commission files.
3.	A manually signed copy of the form and amendments thereto shall be filed with each national securities exchange on which any class of securities of the registrant is registered.
4.	Amendments to the notifications must also be filed on Form 12b-25 but need not restate information that has been correctly furnished. The form shall be clearly identified as an amended notification.
5.	Electronic Filers: This form shall not be used by electronic filers unable to timely file a report solely due to electronic difficulties. Filers unable to submit reports within the time period prescribed due to difficulties in electronic filing should comply with either Rule 201 or Rule 202 of Regulations S-T (§232.201 or §232.202 of this chapter) or apply for an adjustment in filing date pursuant to Rule 13(b) of Regulations S-T (§232.13(b) of this chapter).